Mail Stop 7010

      December 28, 2005


Mr. Gaylord M. Karren
CEO and CFO
Electric Aquagenics Unlimited, Inc.
1464 W. 40 S. Suite #200
Lindon, UT  84042-1629

	RE:	Form 10-KSB for the fiscal year ended December 31, 2004
Forms 10-QSB for the quarters ended March 31, 2005, June 30, 2005 and
September 30, 2005
		File No. 333-86830

Dear Mr. Karren:

      We have reviewed these filings and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

2. The cover page to your Form 10-KSB states that you have common stock registered under Section 12(g) of the Securities Exchange Act of 1934. Based upon review of your filing history, it does not appear that you have filed a Form 8-A and thus you have not been assigned a file number of a 1934 Act reporting company. Since you have registered a class of securities under Section 12(g), please file the required Form 8-A.

Item 5 - Market for Common Equity and Related Stockholder Matters, page 13

3. Please disclose the range of high and low bid information for your common stock for the last two fiscal years. Please ensure you meet all disclosure requirements of Item 201(a)(1)(ii) of Regulation S-B.

4. Please disclose the approximate number of holders of record of your common stock. See Item 201(b) of Regulation S-B.

Item 6 - Management`s Discussion and Analysis or Plan of
Operation,
page 13

5. Please identify and disclose all of your critical accounting policies and estimates that are critical to your consolidated financial statements. Your disclosure should include a discussion of the material assumptions you made in arriving at the critical estimate and to also advise an investor of the financial statement impact if actual results differ from the estimate made by management.
See the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040, which you can find on our website at www.sec.gov.

6. Please discuss your purchase of Aquagen International, Inc.
within
your MD&A, as this acquisition appears to be material to your business.





Results of Operations, page 15

7. You disclose that the decrease in cost of sales is attributable to the re-allocation of true inventory costs related to the Primacide generators in 2004 against inventory representing older models that have been technologically superseded or models that have been used as demo`s requiring repair. Please tell us what you consider to be true inventory costs. Please tell us the amounts of items that have been re-allocated, and what line items were impacted by the re-allocation.
In addition, it is unclear as to how you have accounted for inventory that has been technologically superseded and the demo`s requiring repair. Please clarify.

8. Please discuss in greater detail the business reasons for the changes between periods in general and administrative expenses.
In
doing so, please disclose the amount of each significant change between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please also discuss the business reasons for the changes between periods in marketing and promotion expense, loss from equity method investee, interest expense and income, and other income (expense). Please show us what your revised MD&A for 2004 as compared to 2003 will look like. See Item 303(b) of Regulation S-B and Financial Reporting Codification 501.04.

Liquidity and Capital Resources, page 16

9. Please discuss in your liquidity section the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. See the SEC Interpretive Release No. 33-8350.

Item 8A - Controls and Procedures, page 18

10. Please perform an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the period covered by your report. See Item 307 of Regulation
S-B. Please disclose your conclusions regarding your evaluation in an amended Form 10-KSB. Please also amend your 2005 Forms 10-QSB accordingly.

Item 9 - Directors, Executive Officers, Promoters and Control
Persons; Compliance with Section 16(a) of the Exchange Act, page
19

11. Please disclose if you have designated a person as a financial expert. See Item 401(e) of Regulation S-B.

Item 11 - Security Ownership of Certain Beneficial Owners and
Management, page 22

12. Please disclose your equity plan information in the format required by Item 201(d) of Regulation S-B.

Item 7 - Financial Statements

General

13. Please tell us whether any of your products, such as Aquagen products and your water electrolyzing machines, represent a separate operating segment as defined in paragraph 10 of SFAS 131. If not, please tell us in detail why not. If you believe that they each represent an operating segment and you meet the criteria discussed in paragraph 17 of this SFAS for aggregation of all of these operating segments into one reportable segment, provide us with the analysis you performed in reaching this conclusion. If after reassessing the criteria in SFAS 131, you now believe that more than one reportable segment exists, revise your financial statements accordingly. Please also refer to Questions 7 and 8 of the FASB Staff Implementation Guide for SFAS 131.

14. Please provide the enterprise wide disclosures required by paragraphs 37 and 38 of SFAS 131.

Report of Independent Registered Public Accounting Firm, page F-3

15. The introductory paragraph in the audit report includes the following sentences:

* We have audited the accompanying consolidated balance sheet of as of, and the related consolidated statements of operations, stockholders` equity, and cash flows for the year then ended.
* The consolidated financial statements of as of December 31, 2003 were audited by other auditors whose report dated March 30, 2004, expressed an unqualified opinion.

Please make arrangements with your auditors to have them revise these sentences to ensure that both the name of the company, as well as the related time period being audited, as applicable, are included. Please include this revised auditor`s report in your amended Form 10-
KSB.  See SAS 58 for examples of audit reports.

Consolidated Balance Sheet, page F-4

16. Please disclose the amount of your allowance for doubtful accounts on the face of the balance sheet or in a footnote.

Note 1 - Business Description and Significant Accounting Policies, page F-8

General

17. Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item, such as general and administrative expenses.

Inventory, page F-8

18. Please disclose your major classes of inventory, such as raw materials, work in process and finished goods, as well as the corresponding amounts in each class.

Advertising Costs, page F-9

19. Please disclose the total amount charged to advertising expense.
See paragraph 49 of SOP 93-7.

Goodwill, page F-9

20. Please provide us with a quantitative analysis performed in accordance with paragraphs 19 and 20 of SFAS 142 supporting your conclusion that goodwill was not impaired as of December 31, 2004. Please identify each of the significant assumptions used in your analysis and explain the basis for each such assumption. Please further note that SFAS 142 does not require impairment to be permanent as a condition of recognition.

Earnings Per Share, page F-10

21. Please disclose the number of antidilutive shares by each type of security. See paragraph 40(c) of SFAS 128.

22. Please disclose how you are treating the restricted shares you have issued in computing both your basic and diluted earnings per share. See paragraphs 10 and 13 of SFAS 128.

Note 4 - Patents, Trademarks and Intellectual Property, page F-12

23. You have determined that the intangible assets acquired in the purchase of Aquagen International, Inc. are not subject to amortization. Please tell us how you determined that these assets have an indefinite life.

Note 6 - Acquisition Of Business, page F-13

24. Given the purchase price and amount of assets acquired, it is not clear why audited financial statements and pro forma financial information were not previously provided in a Form 8-K for Aquagen International, Inc. Please file a Form 8-K with the required information. Otherwise, please provide us with your significance tests under Rule 310(c)(2) of Regulation S-B for each period presented, demonstrating that these financial statements are not required.

Note 7 - Related Party Transactions, page F-13

Sales To Affiliate, page F-13

25. Please tell us how much of your accounts receivable related to transactions with affiliates in the amount of $319,340 has been subsequently collected. Have any of these amounts been written off or reserved for?

Note 9 - Common Stock, page F-14

26. For each issuance of warrants, please disclose the fair value of the warrants at the date of issuance, and the reason for issuance. Please also disclose whether you used the Black-Scholes model for your issuances of warrants to non-employees, including the assumptions you used.

Exhibit 31 - Certifications

27. Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). See SEC Release 33-8238, which became effective August 14, 2003. Please file an amendment to your
Form 10-KSB to include certifications that conform to the format provided in Item 601(b)(31) of Regulation S-B and refer to the appropriate locations for the definitions. Please also amend your 2005 Forms 10-QSB accordingly. In doing so, please refile the Forms
10-KSB and 10-QSB in their entirety, along with the updated certifications.

FORM 10-QSB FOR THE PERIOD ENDED JUNE 30, 2005

General

28. Please address the above comments in your interim filings as well.

Exhibit 32.1 - Certification

29. Your current Exhibit 32.1 certification is for the fiscal quarter ended March 31, 2005. Please appropriately include a certification for the fiscal quarter ended June 30, 2005. In doing so, please refile the Form 10-QSB in its entirety, along with the updated certifications.

FORM 10-QSB FOR THE PERIOD ENDED SEPTEMBER 30, 2005

Financial Statements

Consolidated Statements of Operations

30. Please explain to us how it is appropriate that you do not have any marketing and promotion expenses for the nine months ended September 30, 2004, given that you had $553,220 for the year ended December 31, 2004. Did all of these expenses occur in the fourth quarter of 2004? Please clarify.

Note 6 - Senior Convertible Debt

31. Regarding your issuance of convertible debt, please provide us with the assumptions you used in determining your accounting treatment, as well as the related computations. Please also tell us what accounting literature you referenced in supporting your conclusion.

Note 7 - Commitments and Contingencies

32. Please tell us how you determined it was appropriate to immediately recognize as revenue the $1,000,000 you received per your license agreement, including the accounting literature that you cited. Do you have any continuing involvement in the license agreement, and if so, to what extent?

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief


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Mr. Gaylord M. Karren
Electric Aquagenics Unlimited, Inc.
December 28, 2005
Page 1 of 8




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE